NEWS RELEASE

                              CPB INC. ANNOUNCES
                      ADOPTION OF SHAREHOLDER RIGHTS PLAN

                                August 27, 1998

     Honolulu, Hawaii -- CPB Inc., holding company of Central Pacific Bank, announced that its board of directors approved the adoption of a Shareholder Rights Plan at a meeting held on August 26, 1998. The board also declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of common stock, no par value per share.

     Joichi Saito, chairman of the board and chief executive officer of the Company, stated: "The Rights are designed to assure that the Company's shareholders receive fair and equal treatment in the event of unsolicited or coercive attempts to acquire the Company and to guard against unfair tender offers and other abusive takeover tactics to gain control of the Company. Management knows of no planned or threatened offers to acquire CPB Inc., however, in the current mergers and acquisitions environment, it is believed that this Plan represents a prudent step in protecting the long-term value of our shareholders' investment. The Plan is not intended to prevent an acquisition bid for the Company on terms that are fair to all shareholders."

     Under the Plan, the Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. The Rights may also become exercisable if a person or group acquires 10% or more of the Company's common stock and the board of directors of the Company determines that such acquiror is an "adverse person."

     The dividend distribution of Preferred Share Purchase Right will be made on September 16, 1998, payable to shareholders of record on that date. The Rights will expire on August 26, 2008. The Rights distribution is not taxable to shareholders or the Company and will have no effect on earnings per share.

     CPB Inc. is a Hawaii commercial bank holding company with more than $1.5 billion in assets. Central Pacific Bank is Hawaii's third largest commercial bank with 27 branches statewide, including eight supermarket branches.